UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Environmental Science and Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Pending

 (CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.        .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Pending
1.	Names of Reporting Persons Michael R. Rosa
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 17,250,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 17,250,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 74.0%
14.	Type of Reporting Person (See Instructions) IN

Item 1.

Security and Issuer

Common Stock, $.0001 par value

Environmental Science and Technologies, Inc.

4 Wilder Dr., #7

Plaistow, New Hampshire 03865

Item 2.

Identity and Background

(a)

Michael R. Rosa is an individual whose business address is:

(b)

c/o ENCO Industries, Inc.

(c)

4 Wilder Drive, #7

(d)

Plaistow, NH 03865

(e)

Michael R. Rosa is the Chief Executive Officer of ENCO Industries, Inc., a corporation engaged in the environmental containment business and whose business address is:

4 Wilder Drive, #7

Plaistow, NH 03865

Michael R. Rosa is also the Chief Executive Officer of the Issuer, a corporation that is currently a shell corporation within the meaning of applicable law and whose business address is:

4 Wilder Drive, #7

Plaistow, NH 03865

(f)

Michael R. Rosa has not during the past 5 years been convicted in any criminal proceeding.

(g)

Michael R. Rosa has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.

Source and Amount of Funds or Other Consideration

The reporting person transferred assets to the Issuer as consideration for the additional 3,250,000 shares of the Issuer’s common stock acquired by the reporting person and reported in this amendment.

Item 4.

(a)-(j)

Purpose of Transaction

By way of background, on December 10, 2012, the reporting person acquired control of the Issuer pursuant to that certain Share Purchase Agreement, with the intention of causing the Issuer to acquire intellectual property related assets, including from the reporting person, subject to obtaining necessary board approvals and negotiation and execution of definitive agreements. The reporting person has since enlarged the board to two persons and appointed a new director to fill the resulting vacancy. In connection with a previous assessment of the Issuer’s business and financial plan, the Issuer and the reporting person agreed that the reporting person would acquire directly from the Issuer four million additional shares previously reported.

On June 21, 2013, the Issuer acquired certain assets from the reporting person. The Issuer issued an additional 3,250,000 shares of the Issuer’s common stock to the reporting person as consideration for the assets it acquired from the reporting person.

Item 5.

Interest in Securities of the Issuer

A

Michael R. Rosa

Amount:   17,250,000

Percentage: 74.0%

Sole Voting Power: 17,250,000

Shared Voting Power:  0

Sole Dispositive Power:  17,250,000

Shared Dispositive Power:  0

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.

Material to Be Filed as Exhibits

1.01

Asset Purchase Agreement dated June 21, 2013 between the Issuer, the Reporting Person and Remote Aerial Detection Systems, Inc.

1.02

Asset Purchase Agreement dated June 21, 2013 between the Issuer, the Reporting Person and Spillcon Solutions, Inc.

1.03

Asset Purchase Agreement dated June 21, 2013 between the Issuer, the Reporting Person and EnviroPack Technologies, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2013
Date

/S/Michael R. Rosa
Michael R. Rosa